Exhibit 4.3

AMENDMENT

TO

WARRANT’S AGREEMENT (that been Assigned)

This Amendment to Agreement (this “Amendment”), is made as of July 8, 2019, by and between GOPHER PROTOCOL INC., a Nevada corporation (“GOPH”), and GLEN EAGLES ACQUISITION LP, a Delaware Limited Partnership (“GE”). GOPH and GE are parties to an Agreement, dated September 1, 2017 and effective as of August 31, 2017 that been assigned by Guardian Patch, LLC to GE (the “Agreement”). Capitalized terms used in this Amendment and not otherwise defined shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, pursuant to the terms of the Agreement, GOPH issued to GE 9,000,000 warrants to purchase up to 9,000,000 shares of GOPH Common Stock at a fixed exercise price of $0.50 per share (the “Warrants”); and

WHEREAS, the parties would like to amend the Agreement in accordance to the terms set forth in this Amendment in order to provide that the common stock which are issuable upon exercise of the Warrants may be exercised on a “cashless basis”.

NOW, THEREFORE, in consideration of their mutual promises and intending to be legally bound, the parties to this Amendment hereby agree as follows:

AMENDMENT

1. The Agreement is hereby amended to provide that, in addition to the Warrants being exercisable at a fixed price of $0.50 per share, GE may, in its sole discretion, exercise all or any part of the Warrants by means of a “cashless exercise” in which GE shall be entitled to receive the number of shares of GOPH Common Stock equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the average VWAP (as defined below) for 20 consecutive Trading Days prior to the date on which the Warrants (or remaining Warrants if conversion is partial) are exercised;

(B) = $0.50; and

(X) = the number of shares of GOPH Stock that would be issuable upon exercise of the Remaining Warrants in accordance with their terms

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if such exercise were by means of a cash exercise rather than a cashless exercise.

2.       Exercise Limitations. Holder shall not have the right to exercise any portion of this Warrant, pursuant to Agreement or otherwise, to the extent that after giving effect to such issuance after exercise, the Holder (together with the Holder’s affiliates, and any other person or entity acting as a group together with the Holder or any of the Holder’s affiliates), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of this Section, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. Holder is solely responsible for any schedules required to be filed in accordance therewith. The Company shall have no obligation to verify or confirm the accuracy of such filings. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of Warrant Shares issuable upon exercise of this Warrant. The Holder, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section, provided that the Beneficial Ownership Limitation may not exceed 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of Warrant Shares upon exercise of this Warrant held by the Holder and the provisions of this Section shall continue to apply, unless the Holder upon not less than 61 days’ prior notice to the Company determines to waive the Beneficial Ownership Limitation requirements described in this Section in its entirety. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

3. In addition to other terms defined in the Agreement, the following terms have the meanings specified or referred to herein:

“Trading Day” means a day on which the GOPH Common Stock is traded on a Trading Market.

“Trading Market” means any of the following markets or exchanges on which the GOPH Common Stock is listed or quoted for trading on the date in question: the OTC PINK, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the GOPH Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the GOPH Common Stock for such date (or the nearest preceding date) on the Trading Market on which the GOPH Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTC PINK or OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the GOPH Common Stock for such date (or the nearest preceding date) on OTC PINK or OTCQB or OTCQX as applicable, (c) if the GOPH Common Stock is not then listed or quoted for trading on OTC PINK or OTCQB or OTCQX and if prices for the GOPH Common Stock are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the GOPH Common Stock so reported, or (d) in all other cases, the fair market value of a share of GOPH Common Stock as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Remaining Warrants then outstanding and reasonably acceptable to GOPH, the fees and expenses of which shall be paid by GOPH.

4. Except as modified herein, the provisions of the Agreement shall remain unchanged and in full force and effect.

5. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one (1) instrument.

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IN WITNESS WHEREOF, the foregoing Amendment is hereby executed as of the date first written above. GOPHER PROTOCOL INC.
By: /s/ Mansour Khatib Name: Mansour Khatib Title: Secretary, Director and Officer

GLEN EAGLES ACQUISITION LP

By: /s/ Darren Dunckel

Name: Darren Dunckel

Title: Managing Member

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